

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 31, 2009

Via U.S. Mail

Mr. Stryker Warren, Jr.
Chief Executive Officer
Urologix, Inc.
14405 21st Avenue North
Minneapolis, MN 55447

> **RE: Urologix, Inc.**
> **Form 10-K for fiscal year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 0-28414**

Dear Mr. Warren:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief